UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Pacific Biosciences of California, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

69404D108

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69404D108

1.	Names of Reporting Persons Madrone Opportunity Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)

(a)
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 16,415,933 Shares (2)
	6.	Shared Voting Power 0 Shares
	7.	Sole Dispositive Power 16,415,933 Shares (2)
	8.	Shared Dispositive Power 0 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,415,933 Shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 7.3% (3)
12.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13G is filed by Madrone Opportunity Fund, L.P. (“Madrone”), Madrone Capital Partners, LLC (“Madrone GP”), Shimoda Holdings, LLC (“Shimoda”), Greg Penner (“Penner”), Jameson McJunkin (“McJunkin”) and Thomas Patterson (“Patterson” and, together with the Madrone, Madrone GP, Shimoda, Penner and McJunkin, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The shares are held by Madrone. Madrone GP is the general partner of Madrone. Penner, McJunkin and Patterson are managers of Madrone GP and share voting and dispositive power over the shares held by Madrone.

(3)	This percentage is calculated based on 226,109,275 shares of the Issuer’s stock outstanding as of October 31, 2022, as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 8, 2022.

Page 2 of 10 pages

CUSIP No. 69404D108

1.	Names of Reporting Persons Madrone Capital Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a)
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares
	6.	Shared Voting Power 16,415,933 Shares (2)
	7.	Sole Dispositive Power 0 Shares
	8.	Shared Dispositive Power 16,415,933 Shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,415,933 Shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 7.3% (3)
12.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The shares are held by Madrone. Madrone GP is the general partner of Madrone. Penner, McJunkin and Patterson are managers of Madrone GP and share voting and dispositive power over the shares held by Madrone.

(3)	This percentage is calculated based on 226,109,275 shares of the Issuer’s stock outstanding as of October 31, 2022, as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 8, 2022.

Page 3 of 10 pages

CUSIP No. 69404D108

1.	Names of Reporting Persons Shimoda Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a)
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares
	6.	Shared Voting Power 3,500,000 Shares (2)
	7.	Sole Dispositive Power 0 Shares
	8.	Shared Dispositive Power 3,500,000 Shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,500,000 Shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 1.5% (3)
12.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The shares are held by Shimoda. Penner is a Vice President and Manager of Shimoda and shares voting and dispositive power over the shares held by Shimoda.

(3)	This percentage is calculated based on 226,109,275 shares of the Issuer’s stock outstanding as of October 31, 2022, as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 8, 2022.

Page 4 of 10 pages

CUSIP No. 69404D108

1.	Names of Reporting Persons Greg Penner
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a)
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares
	6.	Shared Voting Power 19,915,933 Shares (2)
	7.	Sole Dispositive Power 0 Shares
	8.	Shared Dispositive Power 19,915,933 Shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,915,933 Shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 8.8% (3)
12.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes (i) 16,415,933 shares held by Madrone and (ii) 3,500,000 shares held by Shimoda. Madrone GP is the general partner of Madrone. Penner, McJunkin and Patterson are managers of Madrone GP and share voting and dispositive power over the shares held by Madrone. Penner is a Vice President and Manager of Shimoda and shares voting and dispositive power over the shares held by Shimoda.

(3)	This percentage is calculated based on 226,109,275 shares of the Issuer’s stock outstanding as of October 31, 2022, as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 8, 2022.

Page 5 of 10 pages

CUSIP No. 69404D108

1.	Names of Reporting Persons Jameson McJunkin
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a)
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares
	6.	Shared Voting Power 16,415,933 Shares (2)
	7.	Sole Dispositive Power 0 Shares
	8.	Shared Dispositive Power 16,415,933 Shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,415,933 Shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 7.3% (3)
12.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The shares are held by Madrone. Madrone GP is the general partner of Madrone. Penner, McJunkin and Patterson are managers of Madrone GP and share voting and dispositive power over the shares held by Madrone.

(3)	This percentage is calculated based on 226,109,275 shares of the Issuer’s stock outstanding as of October 31, 2022, as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 8, 2022.

Page 6 of 10 pages

CUSIP No. 69404D108

1.	Names of Reporting Persons Thomas Patterson
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a)
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares
	6.	Shared Voting Power 16,415,933 Shares (2)
	7.	Sole Dispositive Power 0 Shares
	8.	Shared Dispositive Power 16,415,933 Shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,415,933 Shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 7.3% (3)
12.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The shares are held by Madrone. Madrone GP is the general partner of Madrone. Penner, McJunkin and Patterson are managers of Madrone GP and share voting and dispositive power over the shares held by Madrone.

(3)	This percentage is calculated based on 226,109,275 shares of the Issuer’s stock outstanding as of October 31, 2022, as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 8, 2022.

Page 7 of 10 pages

Item 1(a).	Name of Issuer: Pacific Biosciences of California, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 2 Circle Star Way, San Carlos, CA 94070

Item 2(a).	Name of Person Filing:
Madrone Opportunity Fund, L.P. (“Madrone”)
Madrone Capital Partners, LLC (“Madrone GP”)
Shimoda Holdings, LLC (“Shimoda”)
Greg Penner (“Penner”)
Jameson McJunkin (“McJunkin”)
Thomas Patterson (“Patterson”)

Item 2(b).	Address of Principal Business Office or, if none, Residence: 1305 O’Brien Drive, Menlo Park, CA 94025

Item 2(c).	Citizenship: All entities were organized in Delaware All individuals are United States Citizens

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 69404D108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership
The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of December 31, 2022:

Fund Entities	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
Madrone (1)	16,415,933	0	16,415,933	0	16,415,933	16,415,933	7.3%
Madrone GP (1)	0	0	16,415,933	0	16,415,933	16,415,933	7.3%
Shimoda (2)	3,500,000	0	3,500,000	0	3,500,000	3,500,000	1.5%
Penner (1) (2)	0	0	19,915,933	0	19,915,933	19,915,933	8.8%
McJunkin (1)	0	0	16,415,933	0	16,415,933	16,415,933	7.3%
Patterson (1)	0	0	16,415,933	0	16,415,933	16,415,933	7.3%

(1)	Includes 16,415,933 shares held by Madrone. Madrone GP is the general partner of Madrone. Penner, McJunkin and Patterson are managers of Madrone GP and share voting and dispositive power over the shares held by Madrone.

(2)	Includes 3,500,000 shares held by Shimoda. Penner is a Vice President and Manager of Shimoda and shares voting and dispositive power over the shares held by Shimoda.

(3)	This percentage is calculated based on 226,109,275 shares of the Issuer’s stock outstanding as of October 31, 2022, as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 8, 2022.

Page 8 of 10 pages

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Page 9 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

Madrone Opportunity Fund, L.P.

By:	Madrone Capital Partners, LLC
Its	General Partner

By:	/s/ Greg Penner
Name: Greg Penner
Title: Manager

Madrone Capital Partners, LLC

By:	/s/ Greg Penner
Name: Greg Penner
Title: Manager

Shimoda Holdings, LLC

By:	/s/ Greg Penner
Name: Greg Penner
Title: Vice President and Manager

/s/ Greg Penner
Greg Penner

/s/ Thomas Patterson
Thomas Patterson

/s/ Jameson McJunkin
Jameson McJunkin

Page 10 of 10 pages